SO 2/25/03

03001595

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 33033

RECEIVED FEB 24 2003

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING January 1, 2002 (MM/DD/YY) AND ENDING December 31, 2002 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Ancora Securities, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

2000 Auburn Drive, Suite 420
(No. and Street)

Cleveland	Ohio	44122
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Christopher R. Barone (216) 825-4000
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

McCurdy & Associates CPA's, Inc.
(Name – *if individual, state last, first, middle name*)

27955 Clemens Road	Westlake	Ohio	44145
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 11 2003
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Christopher R. Barone, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Ancora Securities, Inc., as of December 31, 20 02, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

None

Signature

President

Title

Notary Public

NANCY C. BRIGGS
NOTARY PUBLIC, STATE OF OHIO
MY COMMISSION EXPIRES 4-21-03

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Financial Statements and Additional Information

Ancora Securities, Inc.

For the Year Ended December 31, 2002 With Report of Independent Auditors

Ancora Securities, Inc.
Financial Statements and Additional Information
For the Year Ended December 31, 2002

CONTENTS

McCurdy
& Associates
CPA's, Inc.
CERTIFIED PUBLIC ACCOUNTANTS

27955 Clemens Road
Westlake, Ohio 44145-1121
Phone: (440) 835-8500
Fax: (440) 835-1093

Report of Independent Auditors

To The Board of Directors and Stockholders
Ancora Securities, Inc.

We have audited the accompanying statement of financial condition of Ancora Securities, Inc. (a wholly-owned subsidiary of Ancora Capital, Inc.) as of December 31, 2002, and the related statements of operations, changes in stockholder's equity and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Ancora Securities, Inc. at December 31, 2002, and the results of its operations and cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the financial statements, taken as a whole. The information contained in Schedules I and II is presented for purposes of additional analysis and is not a required part of the financial statements, but is supplementary information required by Rule 17a-5 of the Securities and Exchange Commission. Such information has been subjected to the auditing procedures applied in our audit of the financial statements and, in our opinion, is fairly stated in all material respects in relation to the financial statements taken as a whole.

McCurdy & Associates

McCurdy & Associates CPA's, Inc.
Westlake, Ohio
January 21, 2003

Ancora Securities, Inc.
Statement of Financial Condition
December 31, 2002

Assets	
Cash and cash equivalents	$ 37,590
Accounts receivable from brokers	83,501
Accounts receivable, other	11,271
Securities owned, at market value	327,155
Subordinated note receivable	50,000
Deferred federal income tax asset	5,490
Intercompany receivable	759,159
Other assets	13,933
Total assets	$1,288,099
Liabilities and stockholder's equity	
Liabilities	
Accounts payable and accrued expenses	$ 65,874
Total liabilities	65,874
Stockholder's equity	
Convertible preferred stock, no par value, 10,000 shares authorized, 100 shares issued and outstanding	100,000
Common stock, no par, authorized 12,500 shares, 1,915 shares issued and outstanding	1,237
Common stock-Class B, no par value, 2,000 shares authorized, 1,710 shares issued and outstanding	1,000
Paid-in capital	1,119,142
Retained earnings	846
Total stockholder's equity	1,222,225
Total liabilities and stockholder's equity	$1,288,099

The accompanying notes are an integral part of these financial statements.

Ancora Securities, Inc.
Statement of Operations
For The Year Ended December 31, 2002

Revenues	
Commissions	$1,572,140
Interest and dividends	27,801
Mutual fund fees	378,228
Gains on securities sales	11,700
Unrealized (losses)	(3,800)
Other income	24,790
	2,010,859
Expenses	
Administrative fees	575,600
Clearing expense	1,080,150
Commissions	212,880
Interest expense	523
Quotes	67,961
Rent	4,455
Other taxes	9,199
Other expenses	43,667
	1,994,435
Income before federal income taxes	16,424
Federal tax benefit	860
Net Income	$ 17,284

The accompanying notes are an integral part of these financial statements.

Ancora Securities, Inc.
Statement of Changes in Stockholder's Equity
For The Year Ended December 31, 2002

	Convertible Preferred Stock	Common Stock	Common Stock Class B	Paid-In Capital	Retained Earnings	Total
Balance at January 1, 2002	$100,000	$1,237	$1,000	$ 1,119,142	$(16,438)	$1,204,941
Net income					17,284	17,284
Balance at December 31, 2002	$100,000	$1,237	$1,000	$1,119,142	$ 846	$1,222,225

The accompanying notes are an integral part of these financial statements.

Ancora Securities, Inc.
Statement of Cash Flows
For The Year Ended December 31, 2002

Cash flows from operating activities	
Net income	$ 17,284
Adjustments to reconcile net income to net cash provided (used) by operating activities:	
Gain on sale of securities	(11,700)
Unrealized (appreciation)depreciation of investments	3,800
Changes in:	
Accounts receivable	2,301
Accounts receivable, other	4,368
Deferred federal income tax	(860)
Other assets	2,196
Accounts payable	(361)
Net cash provided (used) by operating activities	17,028
Cash flows from investing activities	
Proceeds from sale of securities	107,300
Intercompany receivable	(107,300)
Net cash provided (used) by investing activities	0
Cash flows from financing activities	
Net cash provided (used) by financing activities	0
Net decrease in cash and cash equivalents	17,028
Cash and cash equivalents at beginning of year	20,562
Cash and cash equivalents at end of year	$ 37,590

Supplemental disclosures

The Company paid no income taxes during the year and interest of $523 during the year.

The accompanying notes are an integral part of these financial statements.

Ancora Securities, Inc.
Notes to Financial Statements
December 31, 2002

Note A - Organization

Ancora Securities, Inc. (formerly B/D Holdings, Inc.), a wholly-owned subsidiary of Ancora Capital, Inc, is a fully-disclosed registered broker/dealer of securities under the Securities and Exchange Act of 1934 and is a member of the National Association of Securities Dealers (NASD).

As of January 1, 2002, Ancora Securities, Inc. transferred various assets and interests in two subsidiaries to its' parent in exchange for a long-term intercompany receivable of $759,159. Due to this transfer, certain beginning balances have been adjusted to reflect Ancora Securities, Inc. balances only.

Note B – Summary of Significant Accounting Policies

Estimates-The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Accounts Receivable-Accounts receivable are reported at the amount management expects to collect on balances outstanding at year-end. Management closely monitors outstanding balances and writes off, as of year-end, all balances that have not been collected by the time the financial statements are issued.

Income Taxes-Income taxes are provided for the tax effects of transactions reported in the financial statements and consist of taxes currently due plus deferred taxes. Deferred taxes are recognized for differences between the basis of assets and liabilities for financial statement and income tax purposes. The differences relate primarily to unrealized gain or loss on investments. The deferred tax assets and liabilities represent the future tax return consequences of those differences, which will either be taxable or deductible when the assets and liabilities are recovered or settled. Deferred taxes also are recognized for operating losses and tax credits that are available to offset future taxable income. Income taxes have been calculated on a separate company basis.

Cash and Cash Equivalents-The Company considers cash and money market funds to be cash and cash equivalents.

Investment in Securities

Marketable securities are carried at market value. Security transactions are recorded at trade date. Net realized gains and losses on security transactions are determined on the specific identification cost basis.

Ancora Securities, Inc.
Notes to Financial Statements
December 31, 2002

Note B – Summary of Significant Accounting Policies (Cont'd)

Financial Instruments With Off-Balance-Sheet Risk

In the normal course of business, the Company's customer activities involve the execution, settlement, and financing of various customer securities transactions. These activities may expose the Company to off-balance-sheet risk in the event the customer or other broker is unable to fulfill its contracted obligations and the Company has to purchase or sell the financial instrument underlying the contract at a loss. Management is not aware of any material transactions as of December 31, 2002 that could cause a potential obligation.

Note C – Notes Receivable

The Company holds a subordinated loan note receivable due October 1, 2010 at 9% approved by NASD and is subordinate to claims of other creditors. Its collateral was held in a Pershing account invested in funds managed by the Company's chairman. As of January 2003, the investment was sold and the proceeds were deposited into a bank account.

Note D – Net Capital Requirements

The Company is subject to the Securities and Exchange Commission (SEC) uniform net capital rule (Rule 15c3-1) which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2002, Ancora Securities, Inc. had net capital of $337,647 which was $87,647 in excess of its required net capital of $250,000. Ancora Securities Inc.'s ratio of aggregate indebtedness to net capital was .20 to 1.

Note E – Marketable Securities

At the end of the year, the Company owned the following:

	Cost	Market Value
Mutual funds	$286,800	$323,400
NASDAQ options	3,300	3,300 (cost)
Common stock	455	455 (cost)
	$290,555	$327,155

Unrealized gains or losses are recognized in the current year operations. NASDAQ options are not readily marketable and valued at cost; common stock is valued by management at cost.

Ancora Securities, Inc.
Notes to Financial Statements
December 31, 2002

Note F – Intercompany Receivable

In January 2002, the Company transferred various assets and interests in two subsidiaries to its parent, Ancora Capital, Inc. resulting in this receivable.

Note G – Income Taxes

The federal income tax benefit is the result of deferred federal income taxes calculated at 15%. Deferred federal income tax benefits consist of the following:

Unrealized gains on securities	$7,870
Section 179 expense carryforward	(3,600)
Depreciation	(3,410)
	$ 860

The Company has a net operating loss carryforward of $41,468 which will begin to expire in 2021. A deferred tax asset has not been recorded due to uncertainty of its realization.

Note H – Stockholder's Equity

The Company has outstanding 100 convertible, voting (one share, one vote) perpetual preferred shares callable at $100,000. The preferred shares do not have a stated dividend. One share of preferred is convertible to one share of common at the discretion of the Company or holder. Each share of common stock and common stock Class B have one and ten votes, respectively.

Note I – Related Party Transactions

During the year, the Company paid $575,600 in administrative fees to its parent. The Company's parent provides office space and personnel in return for its administrative fees. Ancora Capital, Inc owes $759,159 to Ancora Securities, Inc. as of the end of the year without interest or repayment terms.

Additional Information

Schedule I

Ancora Securities, Inc.
Computation of Net Capital
December 31, 2002

Computation of net capital	
Total stockholder's equity	$1,222,225
Deductions and charges:	
Non allowable assets:	
Intercompany receivable	759,159
Subordinated loan receivable	50,000
Other assets and prepaid expenses	22,723
	831,882
Net capital before haircuts on security positions	390,343
Haircuts on securities	52,696
Net capital	$ 337,647
Computation of basic net capital requirement	
Net capital requirement (6 2/3% of aggregate indebtedness)-rounded to 6.67%	$ 4,394
Minimum dollar requirement	$ 250,000
Excess net capital	$ 87,647
Excess net capital at 1,000% (net capital less 10% of aggregate indebtedness)	$ 331,060
Computation of aggregate indebtedness	
Total liabilities	$ 65,874
Total aggregate indebtedness	$ 65,874
Ratio of aggregate indebtedness to net capital	.20 to 1

Ancora Securities, Inc.
Statement Pursuant to Rule 17a-5(d)(4)
December 31, 2002

A reconciliation of the computation of net capital under Rule 15c3-1 as included in the company's unaudited Form X-17a-5 as of December 31, 2002 filed with the Securities and Exchange Commission and the amount included in the accompanying Schedule I computation is as follows:

	December 31, 2002
Net capital, as reported in company's form X-17a-5, Part II	$328,916
Net audit adjustments	8,731
Net capital, as reported in Schedule I	$337,647

Inasmuch as Ancora Securities, Inc. is operating as a fully-disclosed broker/dealer and does not carry customer accounts, the following supporting schedules are not applicable:

A. Computation for determination of the reserve requirements under Exhibit A of Rule 15c3-3.

B. Information relating to the possession or control requirements under Rule 15c3-3.

McCurdy & Associates CPA's, Inc.
CERTIFIED PUBLIC ACCOUNTANTS

27955 Clemens Road
Westlake, Ohio 44145-1121
Phone: (440) 835-8500
Fax: (440) 835-1093

Report of Independent Auditors on Internal Control

Board of Directors and Stockholders
Ancora Securities, Inc.

In planning and performing our audit of the financial statements and supplemental schedules of Ancora Securities, Inc. (the "Company") as of December 31, 2002 and for the year then ended, we considered its internal control, including procedures for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications and comparisons

2. Recordation of differences required by rule 17a-13

3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of internal controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and

recorded properly to permit the preparation of financial statements in accordance with accounting principles generally accepted in the United States. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of one or more of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including procedures for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2002, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the Securities and Exchange Commission, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used for any other purpose.

McCurdy & Associates CPA's, Inc.
Westlake, Ohio
January 21, 2003